Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP.

For the three and nine months ended September 30, 2014 and 2013

Condensed Interim Consolidated Statements of Financial Position
(In thousands of US dollars - Unaudited)

		September 30,	December 31,
ASSETS	Note	2014	2013
Current assets:
Cash		$3,740	$1,161
Accounts receivable and other		7,557	6,407
Inventories	7	21,505	24,643
		32,802	32,211
Restricted funds	8	56,299	56,369
Mineral property, plant and equipment	9	212,803	223,600
Other assets		652	652
Total Assets		$302,556	$312,832

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$87,174	$84,373
Senior secured gold facility	13	85,421	77,309
Forward contracts	11	24,428	24,086
Convertible debt	14	19,168	10,000
Finance lease obligations	17	2,396	3,174
Net smelter returns royalty facility	15	1,165	-
Embedded derivative liabilities	13,14,15	-	393
		219,752	199,335
Warrants	12	1,264	3,322
Convertible debt	14	-	5,521
Net smelter returns royalty facility	15	6,599	-
Deferred tax liabilities		745	785
Decommisioning and rehabilitation provisions	16	56,109	54,970
Finance lease obligations	17	649	2,414
		285,118	266,347
EQUITY
Share capital	18	453,534	453,534
Share based payments reserve	18	37,510	37,510
Accumulated other comprehensive income		443	1,050
Deficit		(474,049)	(445,609)
		17,438	46,485
Total Liabilities and Equity		$302,556	$312,832

See accompanying notes to consolidated financial statements.

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 23

Subsequent events – Note 25

Approved on behalf of the Board on November 14, 2014:

“Gerald Ruth”	Director	”Francois Marland”	Director

VERIS GOLD CORP. | 2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For The Three and Nine Months Ended September 30, 2014 and 2013
(In thousands of US dollars, except for share and per share amounts - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Revenue	20	$57,252	$60,297	$146,237	$152,303
Cost of sales		48,491	49,095	133,213	136,180
Gross margin before depreciation and depletion		8,761	11,202	13,024	16,123
Depreciation and depletion		7,791	5,502	20,383	14,591
Income (loss) from mine operations		970	5,700	(7,359)	1,532
General and administrative expenses		2,787	1,196	6,367	5,289
(Loss) income from operations		(1,817)	4,504	(13,726)	(3,757)
Other (expense) income:
Interest expense	4	(4,427)	(7,307)	(15,013)	(10,289)
Finance and transaction costs	5	(100)	(824)	(404)	(2,426)
Derivative gain (loss)	6	275	(14,496)	2,417	(179)
Environmental costs		(810)	(174)	(1,771)	(1,129)
Other income		91	95	159	77
Foreign exchange income (loss)		259	24	269	(63)
		(4,712)	(22,682)	(14,343)	(14,009)
Loss before income taxes		(6,529)	(18,178)	(28,069)	(17,766)
Income tax (expense) recovery
Current		-	-	(371)	-
Deferred		-	8	-	(1,090)
Loss for the period		(6,529)	(18,170)	(28,440)	(18,856)

Other Comprehensive Loss, net of tax:
Items that may be reclassified subsequently to loss:
Foreign currency translation adjustments		(553)	483	(607)	(808)
Total Comprehensive Loss		$(7,082)	$(17,687)	$(29,047)	$(19,664)

Loss per share – basic	22	(0.04)	(0.15)	(0.18)	(0.17)
Loss per share – diluted	22	(0.04)	(0.15)	(0.18)	(0.17)

Weighted average number of shares outstanding
Basic		154,378,365	117,609,351	154,378,365	110,976,229
Diluted		154,378,365	117,609,351	154,378,365	110,976,229

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. | 3

Condensed Interim Consolidated Statements of Shareholders’ Equity
For The Nine Months Ended September 30, 2014 and 2013
(In thousands of US dollars and thousands of common shares - Unaudited)

		Share Capital, Note 18
				Share	Accumulated
				based	other
				payments	comprehensive
	Note	Number	Amount	reserve	(loss) income	Deficit	Total
Balance at January 1, 2013		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Total comprehensive loss
Net loss		-	-	-	-	(18,856)	(18,856)
Other comprehensive loss		-	-	-	(808)	-	(808)
		-	-	-	(808)	(18,856)	(19,664)

Share based payment expense	18(d)	-	-	567	-	-	567
Issued on public offering	18(c)(ii)	16,058	5,381	137	-	-	5,518
Issued on private placement	18(c)(iii)	15,375	5,646	180	-	-	5,826
Issued with convertible debt	18(c)(i)	-	-	58	-	-	58
Balance at September 30, 2013		139,074	$449,340	$37,605	$1,834	$(397,813)	$90,966

Balance at January 1, 2014		154,378	$453,534	$37,510	$1,050	$(445,609)	$46,485
Total comprehensive loss
Net loss		-	-	-	-	(28,440)	(28,440)
Other comprehensive loss		-	-	-	(607)	-	(607)
		-	-	-	(607)	(28,440)	(29,047)

Balance at September 30, 2014		154,378	$453,534	$37,510	$443	$(474,049)	$17,438

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. | 4

Condensed Interim Consolidated Statements of Cash Flows
For The Three and Nine Months Ended September 30, 2014 and 2013
(In thousands of US dollars - Unaudited)

			Amended (Note 24)		Amended (Note 24)
		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Operating activities
Net loss for the period		$(6,529)	$(18,170)	$(28,440)	$(18,856)
Items not affecting cash:
Depreciation and depletion		7,791	5,502	20,383	14,591
Recognition of deferred revenue		-	-	-	(14,831)
Loss on recognition of senior secured
Gold Facility	13	-	12,119	-	12,119
Finance cost (income)		1,946	5,209	4,411	(4,023)
Interest on senior secured gold facility	13	2,254	1,671	8,112	1,671
Deferred tax (recovery) expense		-	(8)	-	1,090
Mark to market on embedded derivatives		(84)	(201)	(388)	(201)
Loss on disposal of assets		-	163	-	163
Share based payments		-	162	-	567
Unrealized foreign exchange (loss) gain		(404)	212	(446)	150
Change in non cash working capital	19	386	(1,735)	5,391	10,963
Cash settlement of deferred revenue		-	-	-	(4,233)
		5,360	4,924	9,023	(830)
Investing activities
Development stage gold sales		587	-	587	3,517
Property, plant and equipment expenditures		(1,463)	(3,984)	(4,810)	(9,151)
Proceeds from sale of property, plant and equipment		-	225	-	225
Restricted funds		(92)	(6,673)	(110)	(291)
Mineral property expenditures		(3,442)	(7,388)	(9,468)	(19,832)
		(4,410)	(17,820)	(13,801)	(25,532)
Financing activities
Proceeds from net smelter returns royalty facility	15	-	-	7,500	-
Proceeds from derivative gold forward contracts	11	-	-	4,445	-
Settlement of derivative gold forward contracts	11	-	(450)	(4,591)	(450)
Proceeds from units issued on public offering, net of transaction costs		-	7,251	-	7,251
Proceeds from units issued on private placement, net of transaction costs		-	7,319	-	7,319
Proceeds from issuance of convertible debentures, net of transactions costs	14	-	-	-	9,555
Repayment of senior secured gold facility		-	(5,781)	-	(5,781)
		-	8,339	7,354	17,894
Effect of exchange rate changes on cash		(3)	(41)	3	(184)
Increase (decrease) in cash		947	(4,598)	2,579	(8,652)
Cash, beginning of period		2,793	5,241	1,161	9,295
Cash, end of period		$3,740	$643	$3,740	$643

Supplemental cash flow information (Note 19)

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP. | 5

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

1.	Nature of operations and going concern

Veris Gold Corp (the “Company” or “Veris”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares were listed on the Toronto Stock Exchange and the Frankfurt Exchange prior to the Filing Date, as described below.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The condensed interim consolidated financial statements of the Company as at September 30, 2014, and December 31, 2013, and for the three and nine months ended September 30, 2014 and 2013, comprise the Company and its wholly owned subsidiaries (Note 2(c)).

On January 28, 2014, the Company received a Notice of Default under the terms of the Senior Secured Gold Facility held with Deutsche Bank AG, London Branch (“Deutsche Bank”).  The Notice of Default arose from the failure of the Company to deliver the required gold as at December 31, 2013 or pay the cash equivalent of the gold delivery shortfall as required under the Forward Gold Purchase Agreements dated August 12, 2011 and February 7, 2012 (the “Senior Secured Gold Forward Facility”) (Note 13). The Company has not delivered any gold or made cash payments to Deutsche Bank at any time since the Notice of Default.

On June 3, 2014, the Company received Notices of Early Termination Date from Deutsche Bank requiring the Company to make payments totaling $89.4 million under the terms of the Senior Secured Gold Forward Facility. Failing to make payments by June 9, 2014 would allow Deutsche Bank to take such steps as necessary to enforce its rights against the Company.

On June 9, 2014, the Company sought creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and the British Columbia Supreme Court (the “Court”) issued an order granting the Company’s application for creditor protection. The CCAA proceedings cover the Company and its wholly-owned subsidiaries, Queenstake Resources Ltd., Ketza River Holdings Ltd., and Veris Gold USA, Inc.. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as monitor in the CCAA proceedings and will be responsible for reviewing Veris’ ongoing operations, liaising with creditors and other stakeholders and reporting to the Court. On June 9, 2014, the Company also filed a Chapter 15 case in the United States Bankruptcy Court for the District of Nevada (the “US Court”). The Company, Veris Gold Corp., and the wholly owned subsidiaries of the Company are parties to the CCAA and Chapter 15 proceedings (collectively, the “Creditor Protection Proceedings”). The US Court agreed to a temporary restraining order and the Company had been granted provisional relief under Section 1519 of the US Bankruptcy Code as of June 9, 2014 and the US Court entered a formal order on July 23, 2014. On August 29, 2014, the US Court held a hearing and granted an order recognizing the CCAA proceedings as the foreign main proceedings pursuant to Chapter 15 of the US Bankruptcy Code and also extended the provisional relief. As a result, the United States creditors are restrained from taking action against the Company and the other CCAA Petitioners, including Veris Gold USA, Inc.

On July 4, 2014, the Company obtained an order from the Court extending the period of the Court-ordered stay of proceedings against Veris and its subsidiaries under CCAA up to and including July 31, 2014. The Company obtained further extensions of the stay period, with the last order dated October 9, 2014, in which the Company obtained an extension of the period of the Court-ordered stay of proceedings up to and including February 2, 2015.

VERIS GOLD CORP. | 6

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Trading in the Company’s common stock on the Toronto Stock Exchange (“TSX”) was halted on June 9, 2014, and the Company’s common stock was subsequently delisted on July 18, 2014. The delisting was a direct result of the Creditor Protection Proceedings the Company commenced on June 9, 2014 and the Company is currently not exploring alternative listings at this time as the listed securities would likely continue to be suspended under the new listing. Upon completion of the Creditor Protection Proceedings, the Company will evaluate options to relist on the TSX or other possible exchanges.

While under CCAA protection, Veris will continue attempting to restructure its financial affairs under the supervision of the Monitor. The Company will seek input from its creditors and other stakeholders, with a view to developing a comprehensive restructuring plan (the “Restructuring Plan”) to return the Company to viability or to maximize value for all stakeholders. Any such restructuring will be undertaken for the purpose of further enhancing the Company’s long term financial health, liquidity and competitiveness. The Restructuring Plan will likely include strategic, operation, financial, and corporate elements.

The successful emergence of the Company from the Creditor Protection Proceedings and full implementation of any Restructuring Plan are expected to be subject to numerous conditions and approvals from key creditors, stakeholders, the Court and the US Court. There can be no assurance that all required conditions will be met and all required approvals obtained nor that the Company will ultimately emerge from the Creditor Protection Proceedings. If the Company fails to implement the Restructuring Plan within the time granted by the Court, substantially all of the debt obligations become immediately due and payable, potentially leading to the liquidation of the Company’s assets.

The condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 have been prepared using International Financial Reporting Standards (“IFRS”), as applied by the Company prior to the Creditor Protection Proceedings. While the Company and its subsidiaries have filed for and been granted creditor protection under the Creditor Protection Proceedings, these condensed interim consolidated financial statements do not purport to reflect or provide for any of the consequences of the Creditor Protection Proceedings and have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. However, it is not possible to predict the outcome of the Creditor Protection Proceedings and, as such, there is substantial doubt regarding the realization of the assets and discharge of liabilities.

The Creditor Protection Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a comprehensive Restructuring Plan. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of the Creditor Protection Proceedings and accordingly substantial doubt exists as to whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If a Restructuring Plan is not approved and the Company fails to emerge from the Creditor Protection Proceedings, the Company could be forced into bankruptcy resulting in the liquidation of the Company’s and its subsidiaries’ assets. Under a liquidation scenario, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities in these condensed interim consolidated financial statements. If the going concern assumption were not appropriate for such financial statements, then significant adjustments would be necessary in the carrying amounts and/or classification of assets and liabilities. As of November 1, 2014 the Company has engaged in a formal sale process with respect to its assets.  While restructuring efforts are ongoing, the sale process may result in a sale of some or all of the assets.

VERIS GOLD CORP. | 7

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable.  The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $13.7 million for the nine months ended September 30, 2014 (2013 – $3.8 million loss), and a $9.0 million inflow of cash from operating activities for the same period (2013 – outflow of $0.8 million (Amended, Note 24)). At September 30, 2014 the Company had a working capital deficiency of $187.0 million (December 31, 2013 – $167.1 million) and an accumulated deficit of $474.0 million (December 31, 2013 – $445.6 million). The factors discussed above reflect the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. The Company will be required to raise funds through the issuance of equity or debt and successfully develop and implement a Restructuring Plan in the CCAA proceedings. Realization values may be substantially different from carrying values as shown and the Company’s condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Further, a Court-approved Restructuring Plan in the CCAA proceedings could materially change the carrying amounts and classifications reported in the condensed interim consolidated financial statements.

2.	Basis of preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2(d).

VERIS GOLD CORP. | 8

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(b)	Comparative information

During the nine months ended September 30, 2014, the Company changed the presentation of its financial statements in order to provide financial statement users with more relevant information. Prior period comparative figures have been amended to conform to the current period’s presentation. In prior periods, included in finance and transactions costs, as presented on the condensed interim consolidated statement of operations and comprehensive income, were the following items: interest expense, including accretion of decommissioning and rehabilitation provisions; environmental costs; finance and transaction costs; and, other expenses. These items are all now separately presented on the condensed interim consolidated statement of operations and comprehensive loss. Similarly, in prior periods derivative gains and losses, including those on derivative warrant liabilities, were included in interest and other income as was presented on the condensed interim consolidated statement of operations and comprehensive loss, these derivative gains and losses are now presented separately on the condensed interim consolidated statement of operations and comprehensive loss. Further, in prior periods the current portion of finance lease obligations was included in accounts payable and accrued liabilities as was presented on the condensed interim consolidated statements of financial position and this item is now separately presented. There was no impact on total loss before income taxes in periods presented.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at September 30, 2014 were as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
Veris Gold U.S.A. Inc.	Nevada	100%

(d)	Significant judgments and estimates

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Estimates are reviewed continually and adjusted as needed based on historical experience and other factors. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 are consistent with those applied and disclosed in notes 3 and 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

VERIS GOLD CORP. | 9

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

3.	Changes in accounting standards

Accounting standards adopted January 1, 2014

i)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Accounting standards effective January 1, 2015 or later

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	Interest expense

Interest expense is comprised of:

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Interest on senior secured gold facility	13	$(2,254)	$(4,631)	$(8,112)	$(4,631)
Interest on convertible debt	14	(1,473)	(1,768)	(3,977)	(3,739)
Interest on trade payables		-	-	(477)	-
Accretion of decommissioning and rehabilitation provisions	16	(416)	(471)	(1,319)	(1,224)
Interest on finance leases	17	(89)	(105)	(288)	(334)
Interest on forward contracts	11	-	(127)	(342)	(127)
Interest on net smelter returns royalty facility	15	(144)	-	(264)	-
Other interest expense		(51)	(205)	(234)	(234)
		$(4,427)	$(7,307)	$(15,013)	$(10,289)

VERIS GOLD CORP. | 10

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

5.	Finance and transaction costs

Finance and transaction costs are comprised of:

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Finance and transaction costs		$(100)	$(824)	$(404)	$(1,459)
Transaction costs recognized on senior secured gold facility senior secured gold facility	13	-	-	-	(967)
		$(100)	$(824)	$(404)	$(2,426)

6.	Derivative gain (loss)

Derivative gain (loss) is comprised of:

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Gain (loss) on warrants	(i)	$191	$(2,356)	$2,175	$7,214
(Loss) gain on revaluation of gold forwards	(ii)(a)	-	-	(146)	4,004
Gain (loss) on convertible debt embedded derivatives	(ii)(b)	6	(222)	159	521
Gain on senior secured gold embedded derivatives	(ii)(c)	47	201	229	201
Gain on net smelter returns royalty embedded derivatives	(ii)(d)	31	-	-	-
Loss on recognition of senior secured gold facility	13	-	(12,119)	-	(12,119)
		$275	$(14,496)	$2,417	$(179)

(i)	The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (Note 12).

(ii)	Gain (loss) on derivatives is comprised of:

a.	Three gold forward contracts entered into in November 2010, January 2012, and March 2014 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at September 30, 2014 was $17.3 million (December 31, 2013 - $17.3 million) with no resulting revaluation gains or losses being recognized in the three and nine months ended September 30, 2014 (2013 – $nil and $4.2 million revaluation gain, respectively) (Note 11).

VERIS GOLD CORP. | 11

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The fair value of the January 2012 forward contract as at September 30, 2014 was $7.1 million (December 31, 2013 - $6.8 million) with $nil and $342 thousand in interest expense and no resulting revaluation gains or losses being recognized, respectively, in the three and nine months ended September 30, 2014 (2013 – $127 thousand and $127 thousand interest expense and $nil and $152 thousand revaluation loss, respectively). As at September 30, 2014, the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract.

The March 2014 forward contract was settled upon delivery of 3,500 troy ounces of gold in April 2014, with $nil and $146 thousand resulting revaluation losses being recognized, respectively, in the three and nine months ended September 30, 2014 (Note 11).

b.	The share conversion option within the convertible debts issued on June 15, 2012, July 19, 2012, October 11, 2012, and April 12, 2013 (Note 14) represents an embedded derivative liability for accounting purposes. These embedded derivatives are bifurcated from the convertible debenture contracts and are recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On September 30, 2014 the fair value of the embedded derivatives was $nil (December 31, 2013 - $164 thousand) with revaluation gains of $6 thousand and $159 thousand being recognized, respectively, in the three and nine months ended September 30, 2014 (2013 - $223 thousand revaluation loss and $521 thousand revaluation gain, respectively).

c.	The variable nature of gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”) relating to the Senior Secured Gold Facility, were determined to be embedded derivatives (Note 13). The fair value of the Collars was $nil at September 30, 2014 (December 31, 2013 - $229 thousand) resulting in a gain of $47 thousand and $229 thousand being recognized, respectively, in the three and nine months ended September 30, 2014 (2013 - $201 thousand gain for the three and nine months ended September 30, 2013) (Note 13).

d.	The Buy-Back option within the Net Smelter Return Royalty represents an embedded derivative liability for accounting purposes due to the variable nature of the gold price used to determine the buy-back option premium. The fair value of the Buy-Back option was $nil at inception and $nil as at September 30, 2014, resulting in a gain of $31 thousand and $nil being recognized, respectively, in the three and nine months ended September 30, 2014 (Note 15).

7.	Inventories

	September 30,	December 31,
	2014	2013
Finished goods	$3,557	$1,696
Stockpiled ore	5,683	9,178
Work in progress	5,267	5,229
Materials and supplies	6,998	8,540
	$21,505	$24,643

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. As at September 30, 2014 there is a net realizable value provision recorded against materials and supplies inventory of $0.7 million (December 31, 2013 - $0.7 million).

VERIS GOLD CORP. | 12

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

8.	Restricted funds

		September 30,	December 31,
	Note	2014	2013
Chartis commutation account	(a)	$25,563	$25,538
Chartis money market account	(a)	25,273	25,272
Gold forward sale performance reserve	(c)	2,000	2,000
Water use license letter of credit	(b)	2,748	2,895
Cash pledged as security for letters of credit		715	664
		$56,299	$56,369

(a)	The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.6 million is on deposit in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (Note 16).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, as at September 30th, 2014, the Company had on deposit $23.6 million in money market accounts with Chartis. Subsequent to September 30, 2014, $22.9 million of the deposit was transferred to the NDEP.

During the year ended December 31, 2013, the Company made a payment of $1.7 million to fund obligations with the ERTP and a payment of $1.7 million to fund additional surety bond requirements with the NDEP.

During the three and nine months ended September 30, 2014, the Company earned interest in the amount of $nil from the commutation and money market accounts (2013 - $nil and $0.1 million).

(b)	As required by The Yukon Territorial Government (“Yukon”), the Company has $2.7 million of funds on deposit in an interest-bearing account with Toronto Dominion Bank reserved for future exploration work in the Yukon related to the Ketza River project. On September 25, 2014, Yukon issued a demand letter to the Toronto Dominion Bank for the deposit to be transferred to the Yukon account. This demand was issued pursuant to the letter of credit issued under the Water Act.

On September 25, 2014, the Company received a letter from the Yukon Government Department of Energy, Mines and Resources (“Yukon Government”) notifying the Company that it intended to begin undertaking the contracting of maintenance work on access road bridges and seepage control and stabilization of surface water diversion structures at the Ketza River Project property. On September 29, 2014, the Yukon Government withdrew the $2.7 million of restricted funds on deposit with Toronto Dominion Bank to fund this maintenance work.

(c)	As part of the Senior Secured Gold Facility agreement dated August 12, 2011, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds were to be made available when defined production targets were met (Note 13). The Company met the defined production targets and $8 million of the funds held in escrow were received in February, 2013, the final $2 million originally to be released upon settlement of the final scheduled monthly gold delivery. With the early termination date of the facility on June 9, 2014 the use of the final $2 million will be dealt with in connection with the Restructuring Plan.

VERIS GOLD CORP. | 13

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

9.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties
	Non-		Land and	Plant and	Construction
	depletable	Depletable	Buildings	Equipment	in Progress	Other	Total

Cost
December 31, 2012	$91,881	$21,719	$52,214	$116,547	$35,062	$1,805	$319,228
Additions	16,837	11,920	-	4,285	8,247	14	41,303
Disposals	-	-	-	(460)	-	-	(460)
Commenced Use (d)	-	-	-	34,357	(34,357)	-	-
Development stage gold sales (c)(i)	(3,517)	-	-	-	-	-	(3,517)
Production commencement, (c)	(12,890)	12,890	-	-	-	-	-
Foreign exchange	(5,219)	-	(117)	(93)	-	(31)	(5,460)
December 31, 2013	87,092	46,529	52,097	154,636	8,952	1,788	351,094
Additions	3,640	5,700	-	232	1,553	-	11,125
Disposals	-	-	-	(47)	-	-	(47)
Development stage gold sales (c)(ii)	(587)	-	-	-	-	-	(587)
Foreign exchange	(4,037)	-	(87)	(56)	-	(4)	(4,184)
September 30, 2014	$86,108	$52,229	$52,010	$154,765	$10,505	$1,784	$357,401

Accumulated depreciation & Impairment
December 31, 2012	$31,763	$2,008	$12,201	$28,375	$-	$1,279	$75,626
Depreciation & depletion	-	7,859	646	13,031	-	272	21,808
Disposals	-	-	-	(72)	-	-	(72)
Impairment (b)	31,708	-	1,564	23	-	5	33,300
Foreign exchange	(3,060)	-	(3)	(89)	-	(16)	(3,168)
December 31, 2013	60,411	9,867	14,408	41,268	-	1,540	127,494
Depreciation & depletion	-	7,758	1,322	11,194	-	108	20,382
Disposals	-	-	-	(47)		-	(47)
Foreign exchange	(3,084)	-	(87)	(56)	-	(4)	(3,231)
September 30, 2014	57,327	17,625	15,643	52,359	-	1,644	144,598
Carrying Value
December 31, 2012	$60,118	$19,711	$40,013	$88,172	$35,062	$526	$243,602
December 31, 2013	$26,681	$36,662	$37,689	$113,368	$8,952	$248	$223,600
September 30, 2014	$28,781	$34,604	$36,367	$102,406	$10,505	$140	$212,803

VERIS GOLD CORP. | 14

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

	Jerritt Canyon	Ketza River	Other	Total
	(c)/(d)/(e)	(a)

Net book value
December 31, 2012	$191,546	$51,841	$215	$243,602
Additions	38,760	2,529	14	41,303
Disposals	(388)	-	-	(388)
Development stage gold sales (c)(i)	(3,517)	-	-	(3,517)
Depletion/depreciation	(21,593)	(120)	(95)	(21,808)
Impairment (b)	-	(33,300)	-	(33,300)
Foreign exchange	-	(2,277)	(15)	(2,292)
December 31, 2013	$204,808	$18,673	$119	$223,600

Additions	9,144	1,981	-	11,125
Development stage gold sales (c)(ii)	(587)	-	-	(587)
Depletion/depreciation	(20,361)	-	(21)	(20,382)
Foreign exchange	-	(953)	-	(953)
September 30, 2014	$193,004	$19,701	$98	$212,803

(a)	Ketza River property, Yukon:

The Company has a 100% interest in the Ketza River property including 802 mining claims and leases, a mill and all associated equipment.

(b)	During the three and nine months ended September 30, 2014 and year ended December 31, 2013 the Company assessed the carrying values of its mineral properties for indications of impairment. During the three and nine months ended September 30, 2014 the Company did not record any impairment charge as there were no indications of impairment. During the year ended December 31, 2013 the Company believed that certain indicators such as the recent downturn in the resource industry, specifically in relation to exploration and development phase mining projects and the volatility in the global economy, which had negatively affected precious metals prices, have contributed to the decrease in the Company’s share price. As a result, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. The Company recorded an impairment charge of $33.3 million as at December 31, 2013. For the purposes of the impairment assessment, the Company projected a long term gold price per ounce of $1,300 and assessed the recoverable amount at fair value less cost of disposal.

VERIS GOLD CORP. | 15

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(c)	Jerritt Canyon properties:

(i).	Starvation Canyon, Nevada:

In June 2013 it was determined that the Starvation Canyon mine was producing at a level intended by management, and as such became a production stage asset for accounting purposes. Various factors were considered in making this determination including: 1. major mine infrastructure had been completed; 2. designed and targeted production levels had been achieved; and 3. indicators were observed that suggested operating results would continue at levels designed and targeted. Prior to this determination the Starvation Canyon mine produced an estimated 3,003 ounces of gold, approximately 2,453 of which were recovered and sold. Prior to the attainment of commercial production, an estimated $3.5 million was generated from the sale of these ounces, the proceeds from which were credited to the carrying value of the Starvation Canyon mineral property asset.

(ii).	Saval, Nevada:

The Saval mine is a development stage asset in accordance with the Company’s mineral properties accounting policy. For the three and nine months ended September 30, 2014, the Saval mine produced an estimated 526 ounces of gold, approximately 458 of which were recovered and sold. An estimated $0.6 million was generated from the sale of these ounces for the three and nine months ended September 30, 2014 (2013 - $nil), the proceeds from which were credited to the carrying value of the Saval mineral property asset.

(d)	In September 2013 various assets, the most significant being the second tailings facility and water storage reservoir, were commissioned and put into use.

(e)	The Senior Secured Gold Facility (Note 13) is guaranteed by the Company and involves the registration of various charges to secure a direct and indirect interest in the Jerritt Canyon properties in Nevada.

10.	Related party transactions

During the three and nine months ended September 30, 2014, the Company was charged a total of $0.1 million and $0.4 million, respectively (2013 - $0.1 million and $0.3 million, respectively) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2014 is $0.1 million (as at December 31, 2013 – $0.1 million).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $7.1 million as at September 30, 2014 (December 31, 2013 - $6.8 million). For the three and nine months ended September 30, 2014, there were no revaluation gains or losses and interest expense of $nil and $342 thousand was recognized, respectively (2013 – $nil and $0.2 million revaluation loss and $0.1 million and $0.1 million interest expense, respectively) (Note 11).

VERIS GOLD CORP. | 16

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

During the three and nine months ended September 30, 2014, the Company charged a total of $0.1 million and $0.4 million, respectively (2013 - $0.2 million and $0.5 million, respectively), for contractor and lease expenses to a company with common directors and management. The amount receivable at September 30, 2014 is $1.0 million (December 31, 2013 - $0.7 million).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and nine months ended September 30, 2014, a total of $0.1 million and $0.3 million, respectively, was charged to the Company under this agreement (2013 – $nil and $0.3 million, respectively). The amount owing at September 30, 2014 is $0.4 million (December 31, 2013 – $0.2 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Salaries and short-term benefits	$243	$388	$886	$1,142
Directors fees	60	88	225	377
Special committee fees¹	240	-	360	-
Share-based payments	-	163	-	462
	$543	$639	$1,471	$1,981

1 Remuneration (including accrued) of the Directors and CEO for their services on the special committee, during the three and nine months ended September 30, 2014, were as follows: (a) Directors: $120 thousand and $240 thousand, respectively and (b) CEO: $120 thousand and $120 thousand, respectively.

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

VERIS GOLD CORP. | 17

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

11.	Forward contracts

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 10) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company.  This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012.  During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013.  Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold.  No settlement was made on either June 30, 2013, or since.  As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely comprised of accrued interest. The fair value of the January 2012 forward contract as at September 30, 2014 was $7.1 million (December 31, 2013 - $6.8 million) with $nil and $342 thousand in interest expense and no resulting revaluation gains or losses being recognized in the three and nine months ended September 30, 2014 (2013 – $0.1 million and $0.1 million interest expense and $nil and $0.2 million revaluation losses, respectively). As at September 30, 2014, the contract had not been settled and the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract (Note 6(ii)(a)). The Company incurs certain contractor and lease expenses which are charged to the related party and the ultimate settlement of those unpaid charges ($1.0 million as at September 30, 2014) will be deducted from the final settlement amounts.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. No refined gold was delivered to the counterparty by May 30, 2011, and several extensions of the delivery date have been accepted by the counterparty since that date. As at September 30, 2014, the contract had not been settled. Since May, 2011, the Company has been accruing a late payment penalty of 2.25% per month until the last known maturity date, and has been considering a possible cash payment in lieu of a delivery of physical gold. The Company does not acknowledge any liability to pay interest at the accrued rate or to make any cash payment in lieu of physical gold. The forward contract has been assessed to be a derivative liability and the value is adjusted to market price at each reporting date. The value of the November 2010 forward contract as at September 30, 2014 was $17.3 million (December 31, 2013 - $17.3 million) with no resulting revaluation gains or losses being recognized in the three and nine months ended September 30, 2014 (2013 – gain of $nil and $4.2 million, respectively) (Note 6(ii)(a)). As at September 30, 2014, the Company and the counterparty were in ongoing negotiations to determine the settlement amount and the amount payable in the event that there is a final outcome of those negotiations could differ significantly from the amount recorded.

On March 27, 2014, the Company entered into a gold sales contract which specifies that 3,500 troy ounces of refined gold would be sold to the counterparty by April 30, 2014. The Company received 90% of the purchase price, or $4.0 million cash, upfront with $0.4 million received upon final gold delivery in April 2014. The Company settled the contract and delivered 3,500 troy ounces in April 2014 reducing the liability to $nil with $nil and $146 thousand resulting revaluation losses being recognized, respectively, in the three and nine months ended September 30, 2014.

VERIS GOLD CORP. | 18

Notes to Condensed Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

12.	Warrants

(a)	Equity Warrants

Equity warrants issued to brokers as compensation related to debt and equity financings are considered to be share-based payments and are thus included as a component of equity (“Equity Warrants”) and are not classified as derivative instruments.

(b)	Derivative Liability Warrants

As the Company’s functional currency is the US dollar, and the issued and outstanding warrants have an exercise price denominated in Canadian dollars, the warrants are therefore classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at September 30, 2014 the following warrants were outstanding:

Derivative liability warrants					In thousands

Expiry date	Note	Exercise price (C$)	December 31, 2013	Warrants issued	Warrants exercised/ expired	September 30, 2014	Fair Value as at December 31, 2013	Fair Value as at September 30, 2014

February 8, 2015	13	4.40	4,000	-	-	4,000	8	-
May 23, 2015		4.00	3,908	-	-	3,908	15	3
June 15, 2015¹	14(a)	1.95	2,010	-	-	2,010	32	8
July 19, 2015²	14(a)	1.95	1,333	-	-	1,333	23	8
October 11, 2015²	14(a)	1.95	670	-	-	670	15	6
December 18, 2016		2.35	3,600	-	-	3,600	148	56
April 12, 2018	14(b)	0.50³	3,400	-	-	3,400	329	201
July 5, 2018	14(b)	0.50³	500	-	-	500	53	31
August 16, 2016	18(c)(ii)	0.60	4,675	-	-	4,675	516	181
August 16, 2016	18(c)(ii)	0.65	3,197	-	-	3,197	336	118
September 18, 2016	18(c)(iii)	0.60	7,500	-	-	7,500	869	300
December 2, 2016	18(c)(iv)	0.50	7,502	-	-	7,502	978	352
Derivative liability warrant total			42,295	-	-	42,295	$3,322	$1,264

Equity warrants
Expiry date	Note	Exercise price (C$)	December 31, 2013	Warrants issued	Warrants exercised/ expired	September 30, 2014	Equity Value as at December 31, 2013	Equity Value as at September 30, 2014

Dec 18, 2014		2.10	432	-	-	432	$171	$171
Dec 18, 2016		2.35	152	-	-	152	81	81
April 12, 2015	14(b)	1.85	100	-	-	100	58	58
August 16, 2015	18(c)(ii)	0.60	708	-	-	708	137	137
September 18, 2016	18(c)(iii)	0.60	188	-	-	188	40	40
September 18, 2016	18(c)(iii)	0.65	675	-	-	675	140	140
Equity warrant total			2,255	-	-	2,255	$627	$627
Warrant total			44,550	-	-	44,550

VERIS GOLD CORP. | 19

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on January 14, 2013.

2 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on February 14, 2013.

3 On January 31, 2014 the Company entered into an extension agreement in which the exercise price was amended from US$1.80 to CAD$0.50 (Note 14(b)).

The fair value of the liability warrants was $1.3 million as at September 30, 2014 (December 31, 2013 - $3.3 million) and all warrants were long-term in nature. During the three and nine months ended September 30, 2014, a $0.2 million and $2.2 million gain, respectively was recognized in the consolidated statement of operations and comprehensive loss as a result of changes in the fair value of the warrants (2013 - $2.4 million loss and $7.2 million gain, respectively), and $nil was recognized in share capital as a result of the fair value of warrants exercised during the period (2013 - $nil).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 126%, weighted average expected lives of the warrants of 1.8 years, and weighted average annual risk-free rates of 1.11%.

13.	Senior secured gold facility

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank. Under the First Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 8(c)); (ii) the $29.9 million settlement of the outstanding senior secured notes; and, (iii) $6.6 million in transaction and legal costs. The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 8(c)). The First Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Under the terms of the First and Second Agreements (together, the “Agreements”), the Company has sold to Deutsche Bank, a Contract Quantity of Gold. As at September 30, 2014, the Company is obligated to make settlements equivalent to gold deliveries of 4,980 ounces per month (the “Future Gold Deliveries”). As of September 30, 2014, the Company has made the following settlements and has the following obligations for future deliveries:

	September 30, 2014		December 31, 2013
	Au oz's	Au oz's	Au oz's	Au oz's
	Settled	Future Delivery	Settled	Future Delivery
Senior Secured Gold Facility	96,600	105,230	96,600	105,230

VERIS GOLD CORP. | 20

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Pursuant to the terms of the Agreements, in July and August of 2013 the Company elected to net-cash settle the two $4.23 million obligations due for those two months. These cash payments represented the $850 per ounce due on the monthly 4,980 ounce gold delivery scheduled for those months. The election to cash settle was indicative that the Agreements were no longer held for the purpose of delivering gold in accordance with the Company’s expected requirements. As such, the cash-settlement election (the “Triggering Event”) triggered the need to reassess the deferred revenue accounting treatment originally adopted for the Agreements. Under the original deferred revenue treatment the initial proceeds received by the Company from the Agreements, less the $9.9 million attributable warrants issued along with the Second Agreement, were being recognized from deferred revenue liabilities into revenue on a per-ounce basis, as the ounces were delivered.

The reassessment of the Agreements required by the Triggering Event resulted in the Company concluding that as of July 1, 2013 the Agreements were financial liabilities. Further, the variable pricing used for the additional gold payments, represented by the minimum and maximum prices on future gold deliveries, the Collars were determined to be derivatives embedded within the Agreements, thus making the Agreements financial liabilities. It was determined that for accounting purposes upon the Triggering Event, the embedded derivative Collars be initially recognized at fair value and then subsequently measured at fair value through profit or loss.

The initial and subsequent fair value of the Collars is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates. The initial fair value of these embedded derivative liabilities was determined to be $0.9 million. The fair value of this embedded derivative as of September 30, 2014 was $nil (December 31, 2013 - $229 thousand), resulting in a $47 thousand and $229 thousand gain, respectively, (2013 - $201 thousand and $201 thousand, respectively) from derivatives being recognized in the three and nine months ended September 30, 2014 (Note 6(ii)(c)).

The Senior Secured Gold Facility, which represents the debt-host contract of the Agreements, excluding the separately valued and accounted for embedded derivative liabilities, is a financial liability that was also recorded initially at fair value as of July, 2013; and, has been subsequently measured at amortized cost using the effective interest method. The initial fair-value of this financial liability was $92.0 million, which was determined by using an effective interest rate of 18% applied to the anticipated monthly cash-flows attributable to the scheduled monthly gold delivery obligations of the Agreements. A $12.1 million loss was recognized in the three and nine months ended September 30, 2013 as a result of recording the Senior Secured Gold Facility (Note 6) at fair value as of July 1, 2013. Interest expense of $2.3 million and $8.1 million was recognized, respectively, for the three and nine months ended September 30, 2014 (2013 - $4.6 million and $4.6 million, respectively) (Note 4).

As of September 30, 2014, the Senior Secured Gold Facility had the following carrying values:

	September 30, 2014		December 31, 2013
	Current	Long Term	Current	Long Term
Senior Secured Gold Facility	$85,421	$-	$77,309	$-

The Company incurred $8.7 million of fees to parties involved in the Agreements, of which $1.7 million was expensed as transaction costs and the balance of $7.0 million paid to Deutsche Bank was originally deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods.

VERIS GOLD CORP. | 21

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

These previously deferred transaction costs were contemplated as part of the revaluation of the Senior Secured Gold Facility and, as of the July 2013 revaluation date, are no longer separately presented and amortized.

On June 3, 2014, the Company received a notice of early termination date from Deutsche Bank for failure to make the full scheduled delivery as of December 31, 2013 or any amount in cash corresponding to the gold delivery shortfall. On June 9, 2014, the Company commenced Creditor Protection Proceedings (Note 1) in order to seek protection to address near term liquidity issues and demands from payments under the existing Deutsche Bank senior secured gold facility.

14.	Convertible debt

(a)	Convertible debentures

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), October 11, 2012 (the “October Debenture”), for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The June, July, and October Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively.

At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date. On January 14, 2013 the holders of the June Debentures exercised their option to amend the exercise price of the June Warrants from $3.00 to $1.95. On February 14, 2013 the holders of the July and October Debentures exercised their option to amend the exercise price of the July and October Warrants from $3.00 to $1.95.

Upon commencement of the Creditor Protection Proceedings (Note 1), the Company defaulted on the Debentures in accordance with the bankruptcy provisions within the agreement. As a result, the long-term portion of the convertible debenture balances has been reclassified to current liabilities as the principal and interest on the Debentures are due immediately upon default.

VERIS GOLD CORP. | 22

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(b)	Convertible note

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and matured on December 12, 2013.

In connection with the Note, the Company also issued to the lender 3,400,000 five-year common share purchase warrants with an exercise price of US$1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”), and also issued Casimir 100,000 common share purchase warrants with an exercise price of C$1.85 and a term of two years from the Closing Date.

The Note provides that from and after the maturity date or at the election of the Lender in an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, on July 5, 2013, the Company issued the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

As a result of the conversion option features in the Debentures and the Note, both convertible debt instruments are recorded as compound financial liabilities. For accounting purposes the conversion options are embedded derivative liabilities which are initially bifurcated from the debt host contracts (the Debentures and the Note), are measured separately at fair value, and subsequently re-measured at fair value through other (expense) income (Note 6) at each reporting date. The debt component of the Debentures and the Note are measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

As of September 30, 2014 the US $10 million principal had not been paid and remained outstanding. In January 2014 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to CAD$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly.

VERIS GOLD CORP. | 23

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The table below provides a summary of the allocation on the initial recognition of the issued convertible debt:

Initial value	Components
	Debt	Embedded	Equity	Warrant Liability	Total
		Derivative		Note 12
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
April 12, 2013	7,344	459	-	2,331	10,134
	10,706	823	1,250	9,355	22,134
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
April 12, 2013	7,247	453	-	2,300	10,000
	$10,566	$810	$1,234	$9,246	$21,856

The Debentures had a total of $1.3 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.6 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transaction costs (Note 5).

As at September 30, 2014 the carrying value of the embedded derivative and debt components of the convertible debt instruments was as follows:

Carrying value	Embedded Derivative		Debt
	September 30,	December 31,	September 30,	December 31,
	2014	2013	2014	2013
June 15, 2012	$-	$148	$3,708	$2,830
July 20, 2012	-	9	2,583	1,763
October 11, 2012	-	5	1,271	928
April 12, 2013	-	1	11,606	10,000
	-	163	19,168	15,521
Current portion	-	-	(19,168)	(10,000)
	$-	$163	$-	$5,521

15.	Net smelter returns royalty facility

On April 9, 2014, the Company closed financing in the form of the sale of a 0.5% Net Smelter Returns Royalty for proceeds of $7.5 million. Proceeds were delivered to Veris at the date of closing, April 10, 2014. The royalty relates to the production of gold and silver from the Company’s Jerritt Canyon mines and processing plant, operated by Veris Gold USA Inc.. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, and taxes and levies charges.

VERIS GOLD CORP. | 24

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The Company retains the right to buy-back the royalty until June 30, 2015 for the purchase price plus a premium based on the price of gold or alternatively if the Company enters into another royalty with an arms-length third party the buyback is calculated based on the sale price of the new royalty. The variable pricing used in calculating the buy-back premium was determined to be an embedded derivative, and is initially bifurcated from the debt host contract (the “Net Smelter Return Royalty Facility” or “NSR”), measured separately at fair value, and subsequently re-measured at fair value through other (expense) income (Note 6). The fair value of this embedded derivative as of September 30, 2014 was $nil, resulting in a $31 thousand and $nil mark-to-market gain being recognized for the three and nine months ended September 30, 2014, respectively (Note 6 (ii)(d)).

The NSR, which represents the debt component of the financing agreement, is a financial liability that was also recorded initially at fair value as of April 2014. The NSR has been subsequently measured at amortized cost using the effective interest rate method. The fair value at inception was equal to $7.5 million, which was determined by using an effective interest rate of 9.14% applied to the anticipated monthly cash-flows attributable to the NSR royalty payments of the agreement. Interest expense of $0.1 million and $0.3 million was recognized for the three and nine months ended September, 30, 2014 (Note 4). As at September 30, 2014, the amortized cost of the NSR was $7.8 million, of which $1.2 million was short-term in nature and included in current liabilities.

16.	Decommissioning and rehabilitation provisions

Changes in reclamation obligations:

	September 30,	December 31,
	2014	2013
Balance, beginning of period	$54,970	$54,629
Accretion expense	1,319	1,707
Foreign exchange	(180)	(238)
Reclamation spending	-	-
Revisions in estimates of liabilities and additional obligations	-	(1,128)
	$56,109	$54,970

As at September 30, 2014 and December 31, 2013, all of the decommissioning and rehabilitation provisions were long-term in nature.

The Company’s decommissioning and rehabilitation provisions consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $52.7 million (2013 - $51.5 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity are currently estimated at $3.4 million (2013 - $3.5 million) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $74.0 million (2013 - $74.2 million). Inflation rate assumptions of 1.7% and discount rates of 2.5% – 3.6% have been used to determine the present value of the obligation. The 2013 revision in estimates of liabilities and reduction in obligations is primarily due to the recognition of additional future reclamation obligations offset by increased discount rates (2012 increased due to recognition of additional future reclamation obligations). The majority of future estimated decommissioning and rehabilitation work has been funded through cash deposits held at various financial and government institutions (Note 8).

VERIS GOLD CORP. | 25

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

17.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $7.8 million at September 30, 2014 (December 31, 2013 - $8.7 million) (Note 9).

	September 30,	December 31,
Maturity analysis of finance leases:	2014	2013
Current	$2,396	$3,174
Non-current	649	2,414
	$3,045	$5,588

	September 30,	December 31,
Reconciliation of minimum lease payments	2014	2013
Less than a year	$2,553	$3,660
2 years	553	1,945
3 years	-	340
	3,106	5,945
Less: future finance charges	(61)	(357)
Present value of minimum lease payments	$3,045	$5,588

18.	Share capital and share based payments

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	On October 9, 2012, the Company completed a ten for one consolidation (the “Consolidation”) of the Company's common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

(c)	Common shares issued and outstanding

(i)	On April 12, 2013, the Company issued 100,000 broker compensation warrants concurrently with the issuance of convertible note (Note 14). The broker compensation warrants had a fair value of $0.1 million at issuance which was recorded in equity (Note 12).

(ii)	On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.8 million was attributed to the warrants and recorded in warrant liability.

VERIS GOLD CORP. | 26

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 5).

The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 5). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

(iii)	On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds, $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agents fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 5).

The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the broker compensation warrants were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 5). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

(iv)	On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.1 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees (Note 5).

VERIS GOLD CORP. | 27

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(d)	Stock options

The Company has a stock option plan (the “Plan”) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria. The company is currently restricted from issuing new stock options pending the completion of regulatory compliance matters pertaining to the Company’s most recently approved Stock Option Plan.

The total fair value of the stock based compensation recognized during the three and nine months ended September 30, 2014 was $nil and $nil, respectively (2013 - $0.2 million and $0.6 million, respectively). The fair value of stock options granted during the three and nine months ended September 30, 2014 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Weighted average fair value at grant date ($)	$-	$-	$-	$1.22
Expected dividend yield (%)	-	-	-	0%
Average risk-free interest rate (%)	-	-	-	1.2%
Expected life (years)	-	-	-	5.0
Expected volatility (%)	-	-	-	128%
Forfeiture rate (%)	-	-	-	0%

Continuity of stock options outstanding is as follows:

	Options outstanding (000's)	Weighted average exercise price (C$/option)
At December 31, 2012	6,246	$2.97
Granted	515	1.44
Expired	(1,043)	3.42
Forfeited	(198)	1.84
At December 31, 2013	5,520	2.78
Granted	-	-
Exercised	-	-
Expired	(2,551)	2.13
Forfeited	(5)	3.00
At September 30, 2014	2,964	$3.34

VERIS GOLD CORP. | 28

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The following information pertains to the options outstanding at September 30, 2014:

Options Outstanding				Vested
Exercise Price (C$)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
1.42 - 2.50	100	$2.20	2.62	100	$2.20	2.62
2.51 - 3.50	2,403	3.09	1.01	2,403	3.09	1.01
3.51 - 4.50	161	4.50	1.95	161	4.50	1.95
4.51 - 7.40	300	5.12	1.64	300	5.12	1.64
	2,964	$3.34	1.18	2,964	$3.34	1.18

19.	Supplemental cash flow information

		Amended (Note 24)		Amended (Note 24)
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Change in operating working capital
Accounts receivable and other	$(2,670)	$(4,012)	$(1,216)	$(717)
Inventories	3,740	(5,287)	3,137	(4,238)
Accounts payable and accrued liabilities	(684)	7,564	3,470	15,918
	$386	$(1,735)	$5,391	$10,963

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Operating activities include the following cash paid:
Interest paid	$-	$2,685	$75	$2,685
Income taxes paid	113	113	394	233
	$113	$2,798	$469	$2,918

20.	Segmented information

All of the Company’s operations, involve the acquisition, exploration and production of gold (within the mining sector), in North America. As of September 30, 2014, the Company had one producing gold property located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three and nine months ended September 30, 2014 and 2013, the Company’s gold production was sold through more than one broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

VERIS GOLD CORP. | 29

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

September 30, 2014	Canada	USA	Consolidated
Current assets	$2,490	$30,312	$32,802
Non current assets	23,249	246,505	269,754
Total assets	25,739	276,817	302,556

Current liabilities	26,627	193,125	219,752
Non current liabilities	5,400	59,966	65,366
Total liabilities	$32,027	$253,091	$285,118

December 31, 2013	Canada	USA	Consolidated
Current assets	$1,594	$30,617	$32,211
Non current assets	22,340	258,281	280,621
Total assets	23,934	288,898	312,832

Current liabilities	16,205	183,130	199,335
Non current liabilities	13,126	53,886	67,012
Total liabilities	$29,331	$237,016	$266,347

Nine months ended September 30, 2014	Canada	USA	Consolidated
Mining sales	$-	$145,411	$145,411
Toll milling sales	-	826	826
Cost of sales (excluding depreciation & depletion)	-	133,213	133,213
Depreciation & depletion	21	20,362	20,383
Income tax expense (recovery)	-	371	371
Net income (loss)	(2,060)	(26,380)	(28,440)
Capital expenditures	$1,981	$9,144	$11,125

Nine months ended September 30, 2013	Canada	USA	Consolidated
Mining sales	$-	$147,288	$147,288
Toll milling sales	-	5,015	5,015
Cost of sales (excluding depreciation & depletion)	-	136,180	136,180
Depreciation & depletion	71	14,520	14,591
Income tax expense (recovery)	1,090	-	1,090
Net income (loss)	2,187	(21,043)	(18,856)
Capital expenditures	$2,032	$32,382	$34,414

Three months ended September 30, 2014	Canada	USA	Consolidated
Mining sales	$-	$57,252	$57,252
Toll milling sales	-	-	-
Cost of sales (excluding depreciation & depletion)	-	48,491	48,491
Depreciation & depletion	4	7,787	7,791
Income tax expense (recovery)	-	-	-
Net income (loss)	(1,869)	(4,660)	(6,529)
Capital expenditures	$1,047	$3,868	$4,915

VERIS GOLD CORP. | 30

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Three months ended September 30, 2013	Canada	USA	Consolidated
Mining sales	$-	$56,993	$56,993
Toll milling sales	-	3,304	3,304
Cost of sales (excluding depreciation & depletion)	-	49,095	49,095
Depreciation & depletion	25	5,477	5,502
Income tax expense (recovery)	(8)	-	(8)
Net income (loss)	(4,343)	(13,827)	(18,170)
Capital expenditures	$668	$10,782	$11,450

21.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a)	Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL)

The Company’s financial assets and liabilities classified as FVTPL are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income.

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		September 30,	December 31,
	Notes	2014	2013
Current derivative liabilities
Derivatives embedded in convertible debt	14	$-	$-
Derivatives embedded in senior secured gold facility	13	-	164
Derivatives embedded in net smelter return royalty	15	-	229
Forward contracts	11	24,428	24,086
		24,428	24,479
Non-current derivative liabilities
Warrants	12	1,264	3,322
		$1,264	$3,322

b)	Other categories of financial instruments

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

VERIS GOLD CORP. | 31

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

c)	Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

An assessment of the Company’s financial instruments carried at fair value is set out below:

	September 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$3,740	$-	$1,161	$-
Restricted funds	56,299	-	56,369	-
	60,039	-	57,530	-
Financial Liabilities
Derivatives embedded in convertible debt	-	-	-	164
Derivatives embedded in net smelter returns royalty	-	-	-	-
Derivatives embedded in senior gold facility	-	-	-	229
Warrants	-	1,264	-	3,322
Forward contracts	-	24,428	-	24,086
	$-	$25,692	$-	$27,801

The fair value measurement methodologies used for the level 2 inputs were as follows:

The fair value of the derivative liability forward contracts (Note 11) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability;

The fair value of derivative liability warrants (Note 12) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 126%, weighted average expected lives of the warrants of 1.8 years, and weighted average annual risk-free rates of 1.11%;

The fair value of the embedded derivative liabilities represented by the equity conversion options included in the convertible debt instruments (Note 14) is determined through forecasted conversion option values determined through Monte Carlo simulation analysis;

The fair value of the embedded derivative liabilities arising from the Collars included in the Deutsche Bank Agreements (Note 13) is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates; and,

VERIS GOLD CORP. | 32

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The fair value of the embedded derivative liability arising from the Net Smelter Return Royalty buy-back option (Note 15) is determined by reference to market gold prices applied against the initial proceeds received.

At September 30, 2014 there were no financial assets or financial liabilities recognized at fair value on a non-recurring basis.

d)	Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices which will affect the fair values or future cash flows of the Company.

(i)	Currency risk

Results are reported in US dollars. The majority of the Company’s operating and capital expenditures are denominated and settled in US dollars. The largest single exposure the Company has is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	September 30,	December 31,
	2014	2013
Cash and cash equivalents	$76	$-
Accounts receivable	1,774	1,144
Restricted funds	3,880	3,786
Accounts payable and accrued liabilities	(8,359)	(6,428)

Based on the above net exposures as at September 30, 2014, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in $240 thousand (2013 - $146 thousand) increase or decrease, respectively, in operating results and shareholders’ equity.

VERIS GOLD CORP. | 33

Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk on any borrowings because they are all held at fixed interest rates.

(iii)	Commodity price risk

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the future gold production is unhedged in order to provide shareholders with full exposure to changes in the market gold price.

The Company is also exposed to fluctuations in the market prices of gold through the Company’s derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA.

(ii)	Restricted funds

The Company has funds of $50.8 million included in restricted funds (Note 8) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of its obligations or enters into bankruptcy protection.

Also included in restricted funds is $2.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A (Note 8). These funds relate to the senior secured gold facility (Note 13), and will be made available to the Company when defined production targets are achieved.

The Company has $2.7 million in restricted funds at September 30, 2014, which relate to a water use license letter of credit and cash pledged as security for letters of credit (Note 8), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

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Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Liquidity risk

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

The following are the contractual maturities of the undiscounted cash flows of derivative and non-derivative liabilities:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$87,174	$-	$-	$-	$87,174
Finance lease obligations	823	1,730	553	-	3,106
Convertible debt	19,168	-	-	-	19,168
Forward contracts	24,428	-	-	-	24,428
Senior secured debt facility	85,421	-	-	-	85,421
At September 30, 2014	217,014	1,730	553	-	219,297

Accounts payable and accrued liabilities	84,373	-	-	-	84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	89,446	-	-	-	89,446
At December 31, 2013	$208,948	$2,617	$8,456	$8,153	228,174

e)	Managing Capital

The Company manages capital so as to support the capital required for the ongoing operations, and for development of the Company’s mineral properties.  The capital of the Company consists of shareholders’ equity; debt and convertible debt instruments; and, cash.

The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company.  A component of managing capital includes planning, budgeting and forecasting processes to determine the Company’s capital requirements.  As part of the management of capital, subsequent to December 31, 2013, the Company appointed a Restructuring Special Committee (the "Special Committee") to investigate strategic refinancing alternatives, and to plan the financial restructuring of the Company. The Special Committee, which is comprised of two independent Directors and one non-independent Director, has engaged, Raymond James Inc. as its sole investment banking advisor to assist with identifying and evaluating refinancing alternatives.

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Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

22.	Earnings per share

As a result of the net loss incurred during the three and nine months ended September 30, 2014, the effect of the convertible debt and convertible note (Note 14), 44,550,000 warrants (2013 – 37,047,502 warrants) (Note 12), and 2,964,000 options (2013 – 5,975,551 options) (Note 18) outstanding was anti-dilutive, and therefore excluded from the computation of diluted net loss per share.

23.	Commitments and contingencies

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims; investigatory matters; and, legal and tax proceedings that arise from time to time.  Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavorable to the Company.  This being the case, certain conditions may exist as of the date the financial statements are issued, which could result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future resolution of such matters, the Company will recognize the effects of the change in its consolidated financial statements at that time.

a)	On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations. In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.1 million will be due within 60 days thereof. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $1.1 million relating to these matters has been made as of September 30, 2014.

b)	On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs. The Company responded to the EPA and had been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations. In October 2014, the Company negotiated a settlement with the EPA in the form of a Consent Agreement and Final Order (“CAFO”). Once the final order in the CAFO is filed, a settlement payment of $0.2 million will be included as an allowed general unsecured claim in any plan of reorganization submitted in the CCAA proceedings. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $0.2 million relating to these matters has been made as of September 30, 2014.

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Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

c)	During the fourth quarter of 2013 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous consent decree; and, to refine the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD includes an agreement by the Company to secure $10 million of bonding before May 30, 2014 to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid all outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. Subsequent to year end, the Company was unable to fund the bonding necessary and the NDEP has assessed the Company with $10.6 million for penalties, pursuant to the Second Modified CD.

d)	The Company is required to incur $2.7 million on exploration in Canada before January 1, 2015 in order to be able to satisfy its obligations to renounce the related tax benefit as required by flow-through share financings closed in the three months ended March 31, 2014. The Company would record a provision after January 1, 2015, of $1.6 million, to satisfy flow-through share obligations in the event that the Company did not incur and renounce further exploration expenditures in Canada after March 31, 2014.

e)	Lease Commitments

The Company is committed under various operating leases to the following annual minimum payments:

	September 30,	December 31,
	2014	2013
2014	$72	$316
2015	193	210
	$265	$526

24.	Reclassification of prior period

Subsequent to the November 13, 2013 filing of the Company’s Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2013, the Company discovered a misclassification in the mineral properties and property, plant and equipment held in accounts payable which resulted in no change to overall cash flow but understated mineral property cash expenditures offset by an overstatement of property, plant and equipment cash expenditures and operating cash expenditures for the three months ended September 30, 2013. For the nine months ended September 30, 2013, the misclassification resulted in understated mineral property and property, plant and equipment cash expenditures offset by overstatement of operating cash expenditures for the three and nine months ended September 30, 2013. The correction of this misclassification resulted in the following changes to the consolidated statement of operations for the three and nine months ended September 30, 2013:

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Notes to Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended September 30, 2014 and 2013

(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of US dollars, except for per share amounts)	Three months ended September 30, 2013
	As initially reported	Amendment	As Amended
Operating activities
Change in non cash working capital	$(4,503)	$2,768	$(1,735)

Investing activities
Property, plant and equipment expenditures	(5,591)	1,607	(3,984)
Mineral property expenditures	(3,013)	(4,375)	(7,388)

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of US dollars, except for per share amounts)	Nine months ended September 30, 2013
	As initially reported	Amendment	As Amended
Operating activities
Change in non cash working capital	$2,596	$8,367	$10,963

Investing activities
Property, plant and equipment expenditures	(8,048)	(1,103)	(9,151)
Mineral property expenditures	(12,568)	(7,264)	(19,832)

25.	Subsequent events

Subsequent to September 30, 2014, the Company entered into a debtor-in-possession financing agreement ("DIP Agreement") pursuant to which an aggregate amount of up to USD$12 million will be available to support the continued operations during the CCAA proceedings. As of the date of filing, November 14, 2014, the Company had received USD$7.5 million pursuant to the terms of the DIP Agreement.

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